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                                                                                    Exhibit 99(c)

                                 Entergy Louisiana, Inc.
                Computation of Ratios of Earnings to Fixed Charges and
          Ratios of Earnings to Combined Fixed Charges and Preferred Dividends


                                                                                                              June 30,
                                                             1991      1992      1993      1994      1995       1996

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Fixed charges, as defined:
  Interest on long-term debt                                $158,816  $128,672  $124,633  $124,820  $124,507   $121,348
  Interest on notes payable                                       --       150       898     1,948     1,932      2,498
  Other interest charges                                       5,924     5,591     5,706     4,546     5,278      5,466
  Amortization of expense and premium on debt - net(cr)        3,282     7,100     5,720     5,130     5,184      5,037
  Interest applicable to rentals                              11,381     9,363     8,519     8,332     9,332      9,678
                                                            -----------------------------------------------------------
Total fixed charges, as defined                              179,403   150,876   145,476   144,776   146,233    144,027

Preferred dividends, as defined (a)                           41,212    42,026    40,779    29,171    32,847     32,075
                                                            -----------------------------------------------------------
Combined fixed charges and preferred dividends, as defined  $220,615  $192,902  $186,255  $173,947  $179,080   $176,102
                                                            ===========================================================
Earnings as defined:

  Net Income                                                $166,572  $182,989  $188,808  $213,839  $201,537   $208,308
  Add:
    Provision for income taxes:
      Federal and State                                        8,684    36,465    70,552    79,260   114,665    122,779
    Deferred Federal and State - net                          67,792    51,889    43,017    21,580     8,148      6,599
    Investment tax credit adjustment - net                     8,244    (1,317)   (2,756)  (37,552)   (5,699)    (5,821)
    Fixed charges as above                                   179,403   150,876   145,476   144,776   146,233    144,027
                                                            -----------------------------------------------------------
Total earnings, as defined                                  $430,695  $420,902  $445,097  $421,903  $464,884   $475,892
                                                            ===========================================================
Ratio of earnings to fixed charges, as defined                  2.40      2.79      3.06      2.91      3.18       3.30
                                                            ===========================================================
Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                                1.95      2.18      2.39      2.43      2.60       2.70
                                                            ===========================================================

- ------------------------
(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.


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